Exhibit 1.01 to Form SD

Nevro Corp. Conflict Minerals Report

For the Period from January 1, 2021 to December 31, 2021

This Conflict Minerals Report is filed in accordance with Rule 13p-l and the Form SD, as required by the Securities Exchange Act of 1934, as amended, for the reporting period of January 1, 2021 to December 31, 2021 (“Reporting Period”).

Nevro Corp. and Covered Product Overview

Nevro Corp. (“Nevro”) is a publicly-traded medical device company, headquartered in Redwood City, California.  Nevro has developed and commercialized the Senza® spinal cord stimulation system, an evidence-based neuromodulation platform for the treatment of chronic pain.  We have commercialized three different generations within the Senza family of products – Senza I, Senza II and Senza Omnia (collectively, the “Covered Products”).

Nevro Corp. is listed on the New York Stock Exchange and is therefore subject to final rules issued by the United State Securities and Exchange Commission (“SEC”) and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”).

Nevro's Reasonable Country of Origin Inquiry Process

In preparation of filing a Form SD, Nevro conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the tantalum, tungsten, tin, and gold (“3TG Minerals”) used in each component of its Covered Products. Nevro undertook its RCOI effort to determine whether any of the 3TG Minerals used in its Covered Products originated in the Democratic Republic of Congo or any of its nine adjoining countries (“Covered Countries”). Nevro sent its suppliers an RCOI letter explaining Nevro's obligations under Rule 13p-1 and requested that the recipient suppliers complete and return a Conflict Minerals Report Template (“CMRT”), as developed and published by the Responsible Minerals Initiative (“RMI”) Responsible Minerals Assurance Program (“RMAP”). Nevro tracked, reviewed, and analyzed supplier responses to its RCOI requests.

Nevro's Due Diligence Process

Nevro exercised due diligence in determining the source and chain of custody of the 3TG Minerals used in the manufacture of its Covered Products, in line with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”):

1.Establish strong company management systems. Nevro adopted a conflict minerals policy (“Conflict Mineral Policy”) and communicated its policy to suppliers and members of the public by publishing the policy on its website at https://www.nevro.com/English/us/investors/corporate-governance/default.aspx. The Conflict Mineral Policy outlines the standards against which Nevro will conduct its due diligence, which are derived from the OECD Guidance. Nevro also created an inter departmental Conflict Minerals Working Group (“Working Group”), comprised of key internal stakeholders in its Operations, Supply Chain, and Legal departments. The Working group meets periodically to review and assess Nevro's due diligence efforts, provide conflict mineral updates to Nevro executive management, provide transparency over the 3TG Mineral supply chain, and strengthen engagement between Nevro and its suppliers. Nevro also established a unique e-mail address to which internal and external grievances and information regarding conflict minerals can be sent: Conflict.Minerals@nevro.com.

2.Identify and assess risk in the supply chain. Nevro created a framework and process for identifying Covered Product parts that may contain 3TG Minerals. Nevro sent RCOI letters to its suppliers and requested that they return a completed CMRT identifying where they source their 3TG Minerals. Nevro conducted due diligence examinations of suppliers that reported using 3TG Minerals from Covered Countries (“In-Scope Suppliers”). Nevro received responses from a majority of our In-Scope Suppliers and distributors and reviewed their responses for consistency and completeness. Of those Suppliers who responded to our requests, we made a determination that these suppliers were conflict free. This process included reviewing any updated CMRTs we received or that were made publicly available on the supplier's website and comparing the names of entities identified in the CMRT against the RMAP list of smelters (which includes smelters and refiners identified as conflict-free by the London Bullion Market Association and the Responsible Jewellery Council) to determine whether the entities were in fact smelters or refiners, and if so, whether they were compliant with RMAP. However, we were unable to locate or review CMRT reports from all of our suppliers, either because they did not respond or did not have updated CMRT reports, and therefore cannot definitively determine the minerals used originated from conflict free sources.

3.Design and implement a strategy to respond to identified risks. The Working Group created a risk-based 3TG Minerals program and reports supply chain risk assessments to executive management. Nevro developed and published a comprehensive Conflict Minerals Standard Operating Procedure (“Conflict Minerals SOP”) to formalize its due diligence procedure. Nevro also periodically consults with third party conflict mineral subject matter experts to benchmark its programs and to improve its due diligence processes.

4.Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain. Nevro does not have direct relationships with smelters or refiners with respect to 3TG Minerals and therefore does not perform or direct audits of these entities within Nevro's supply chain. Nevro does, however, support audits through its reliance on RMAP.

5.Report on supply chain due diligence. Nevro published its Form SD, this Conflict Minerals Report, and its Conflict Mineral Policy on its website at https://www.nevro.com/English/us/investors/corporate-governance/default.aspx

Future Due Diligence Measures

Since Nevro does not directly source the minerals necessary to the functionality or production of its Covered Product, Nevro will continue to rely on its suppliers to provide information regarding the source and chain of custody of such 3TG Minerals. Nevro will:

•	Continue to collaborate with its suppliers to identify 3TG smelters and refiners whose minerals originate in a Covered Country;

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Continue to engage with suppliers to improve the accuracy and completeness of information provided to Nevro, which will include lists of the suppliers' 3TG smelters and refiners, as well as the source and chain of custody of these 3TG Minerals;

•	Continue to cross-reference smelters and refiners identified by its suppliers to the RMAP list, in line with the RMI flagship program; and

•	Maintain relevant documents regarding Nevro's supplier responses and CMRT files.

Based on Nevro's due diligence efforts to date:

Through our participation in the RMI, due diligence in line with the OECD framework and requesting our suppliers to complete the CMRT, we have determined that seeking information about 3TG smelters or refiners in our supply chain from our suppliers represents the most commercially reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Based on the information collected from our suppliers, we have concluded that most of the Conflict Minerals included in our Covered Products have been sourced from outside the Covered Countries. However, for some of the Conflict Minerals contained in our Covered Products, we have insufficient information from suppliers and other sources regarding the smelters and refiners that processed the Conflict Minerals and the related name and location of the mines used to conclude whether they originated in the Covered Countries and, if they did, whether those Conflict Minerals were from recycled or scrap sources, or other conflict free sources.

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